SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


        Under the Securities Exchange Act of 1934 (Amendment No. __)


                          NewPower Holdings, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                 Class A Warrants to Purchase Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                87260K 10 7
-------------------------------------------------------------------------------
                               (CUSIP Number)

                          Antonio Molestina, Esq.
                          Deputy General Counsel/
             Director of U.S. Corporate & Banking Department;
                           Senior Vice President
                        245 Park Avenue, 42nd Floor
                          New York, New York 10167
                               (917) 332-4307

                                  Copy to:
                        Michael E. Niebruegge, Esq.
                            Mayer, Brown & Platt
           700 Louisiana Street, Suite 3600, Houston, Texas 77002
                               (713) 221-1651

-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              December 3, 2001
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


           If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]



                       (Continued on following pages)

                            (Page 1 of 9 Pages)

                                                                   Page 2 of 9
CUSIP NO.: 87260K 10 7         SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Canadian Imperial Bank of Commerce
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                      (b)  |X|
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

NUMBER OF                             None
SHARES                      ---------------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY
EACH                                  None
REPORTING                   ---------------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER

                                      18,016,400 (See Item 4)
                            ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           18,016,400
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                               [ ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.31%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           BK

-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the common stock of NewPower Holdings, Inc., a Delaware corporation ("Common Stock" and "NewPower" respectively) underlying Class A Warrants exercisable through 2005 at $0.05 per share ("Warrants"). The address of the principal executive office of NewPower is One Manhattanville Rd., 3rd Floor, Purchase, NY 10577-2100.

Item 2.  Identity and Background.

         This statement is being filed by Canadian Imperial Bank of Commerce ("CIBC"), a bank governed by the Bank Act (Canada). CIBC's principal executive office is located at Commerce Court, Toronto, Ontario, Canada M5L 1A2. CIBC is a financial institution that provides a wide range of services to individuals, corporations and governments throughout Canada and internationally, including commercial banking, investment advisory, mutual fund, broker/dealer and trust services.

         To the best knowledge of CIBC as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of CIBC and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth on Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

         During the last five years, neither CIBC nor, to the best knowledge of CIBC, any of its executive officers or directors listed in
Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4 below.

Item 4.  Purpose of Transaction.

         CIBC is agent for a syndicate of sixteen financial institutions (consisting of Canadian Imperial Bank of Commerce, SANPAOLO IMI, S.p.A., BNP PARIBAS, First Union National Bank, Bayerische Landesbank, Banco Bilbao Vizcaya Argentaria, National Australia Bank Limited, National Westminster Bank Plc (Greenwich NatWest), Sumitomo Mitsui Banking Corporation, Credit Agricole Indosuez, Wachovia Bank NA, ABN AMRO Bank N.V., Royal Bank of Canada, TD Securities (USA) Inc., Bank Hapoalim and Lloyds TSB Bank plc) that have made loans to a Delaware business trust, Hawaii I 125-0 Trust (the "Trust"), the primary assets of which are Class B member interests in three Delaware limited liability companies, McGarret I, L.L.C., McGarret II, L.L.C. and McGarret III, L.L.C. (the "LLCs"). No single lending institution (together with its affiliates) accounts for as much as 16% of the lending syndicate's loans to the Trust. The principal assets of the LLCs are the Warrants. In connection with these loans, CIBC and its affiliate, CIBC Inc., are parties to Sales Agency Agreements with the LLCs, Enron Energy Services, LLC and Enron North America Corp. Pursuant to the Sales Agency Agreements, CIBC was automatically appointed Sales Agent for the LLCs for the purpose of selling the Warrants as a result of Enron North America's failure to make certain required payments on December 3, 2001. The Sales Agency Agreement provides that the appointment of the Sales Agent shall terminate upon the earliest to occur of: (i) the sale of the Warrants; (ii) the 60th day after the date of the appointment, if the Sales Agent fails to use commercially reasonable efforts to effect the sale of the Warrants within such 60 day period (it being understood that such sale need not be under contract or closed within such 60 day period); and (iii) the date after such 60 day period on which the Sales Agent ceases to use commercially reasonable efforts to effect the disposition of the Warrants. This filing shall not be deemed an admission that CIBC or any of its affiliates is the beneficial owner of any of the Warrants for purposes of
Section 13(d) of the Securities Exchange Act of 1934 or otherwise.

         Other than acting as Sales Agent as described above, CIBC has no current plans or proposals that relate to or would result in (i) the acquisition or disposition of Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NewPower or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of NewPower or any of its subsidiaries; (iv) any change in the present board of directors or management of NewPower, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of NewPower; (v) any material change in the present capitalization or dividend policy of NewPower; (vi) any other material change in NewPower's business or corporate structure; (vii) any changes in NewPower's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of NewPower by any other person; (viii) causing a class of equity securities of NewPower to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of NewPower to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) CIBC, as Sales Agent, has the power to direct the disposition of Warrants representing the rights to acquire 18,016,400 shares of Common Stock. As of November 10, 2001, there were 62,749,812 shares of Common Stock outstanding and 64,419,200 warrants (including the Warrants). If the Warrants were exercised, the Common Stock obtained would represent 22.31% of the outstanding shares of Common Stock (based upon 80,766,212 shares of Common Stock deemed outstanding for purposes of this calculation). The Warrants are non-voting securities, and CIBC has no right to vote or direct the voting of the underlying Common Stock.

         (c) CIBC has not effected any transactions in Warrants or shares of Common Stock in the past 60 days.

         (d) The LLCs have the right under the Sales Agency Agreements to receive the proceeds of any sale of the Warrants. The LLCs must immediately distribute substantially all of the proceeds to the Trust for application in accordance with the Trust agreement, including repayment of the loans.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Sales Agency Agreements direct the appointment of certain entities as Sales Agent for the Warrants in certain circumstances, including, among other things, the appointment of CIBC as Sales Agent in the event that Enron North America Corp. fails to make payments due on December 3, 2001 to the Trust. Subsequent to appointment as Sales Agent, the Sales Agent is entitled, on behalf of the LLCs, to negotiate the sale of all part of the Warrants, provided that the Sales Agent must act in a commercially reasonable manner. Under the Sales Agency Agreements, the proceeds of any such sale are to be paid directly to the LLCs. See also
Item 4 above.

Item 7.  Material to be Filed as Exhibits.

Exhibits

1. Sales Agency Agreement dated October 17, 2001 among McGarret I, L.L.C., Enron Energy Services, LLC, Enron North America Corp., CIBC Inc. and Canadian Imperial Bank of Commerce.

2. Sales Agency Agreement dated October 17, 2001 among McGarret II, L.L.C., Enron Energy Services, LLC, Enron North America Corp., CIBC Inc. and Canadian Imperial Bank of Commerce.

3. Sales Agency Agreement dated October 17, 2001 among McGarret III, L.L.C., Enron Energy Services, LLC, Enron North America Corp., CIBC Inc. and Canadian Imperial Bank of Commerce.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            December 13, 2001
                         -----------------------------------------------------
                                                (Date)

                                         /s/ Ronald E. Spitzer
                         -----------------------------------------------------
                                              (Signature)

                              Ronald E. Spitzer, Assistant General Manager
                         -----------------------------------------------------
                                              (Name/Title)

                                 SCHEDULE I

                  DIRECTORS AND EXECUTIVE OFFICERS OF CIBC

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of CIBC. Except as indicated below, each such person is a Canadian citizen, and the business address of each such person is Commerce Court, Toronto, Ontario, Canada M5L 1A2.

Board of Directors
------------------

Name and Title
--------------
Douglas G. Bassett         Chairman, Windward Investments (a personal
                           investment holding company)
                           55 St. Clair Avenue West, Suite 260
                           Toronto, Ont.M4V 2Y7
                           Also Director of various companies

Jalynn H. Bennett          President, Jalynn H. Bennett and Associates, Ltd.
                           (a consulting firm)
                           Suite 303
                           247 Davenport Road
                           Toronto, Ont.
                           M5R 1J9

Hon. Conrad M. Black       Chairman and Chief Executive Officer, Argus
                           Corporation Limited (an international publishing holding company), The Ravelston Corporation Limited,
                           Hollinger Inc., Southam Inc., Hollinger
                           International Inc. and Telegraph Group Limited.
                           10 Toronto Street
                           Toronto, Ont.
                           M5C 2B7
                           Also Director of various companies

Pat M. Delbridge           President, PDA Partners, Inc. (an issues management
                           and environmental strategic planning company) and Pat Delbridge Associates Inc.
                           362 Dupont Street
                           Toronto, Ont.
                           M5R 1V9

William L. Duke            Self-Employed Farmer
                           P.O. Box 242
                           21 Broadway Ave.
                           Redvers, Sask.
                           SOC 2HO

Ivan E. H. Duvar           President and Chief Executive Officer of MIJAC Inc.
                           (a private investment company)
                           Maritime Centre, 1505 Barrington St.
                           P.O. Box 880
                           Station Central RPO
                           Halifax, N.S.
                           B3J 2W3
                           Also Director of various companies

William A. Etherington     Senior Vice-President and Group Executive, Sales and
                           Distribution, IBM Corporation (an information technology hardware, software and services company) 1133 Westchester Avenue
                           White Plains, N.Y. 10604

A. L. Flood                Director, Noranda Inc. and Talisman Energy Inc.
                           CCN-26
                           Toronto, Ont.
                           M5L 1A2

Margot A. Franssen         President, The Body Shop (a chain of retail stores)
                           33 Kern Road
                           Don Mills, Ont.
                           M3B 1S9

R. D. Fullerton            Director, Hollinger Inc., Westcoast Energy Inc.,
                           George Weston Limited, Asia Satellite
                           Telecommunications Co. Ltd. and IBM Canada Ltd.
                           CCW-36
                           Toronto, Ont.
                           M5L 1A2

Hon. James A. Grant        Partner, Stikeman Elliot (a firm of barristers and
                           solicitors)
                           Suite 39001155 Rene Levesque Boulevard West
                           Montreal, Quebec
                           H3B 3V2

Albert E. P. Hickman       Chairman and President, Hickman Motors Limited
                           (an automotive retailer), and Chairman of the Hickman
                           Group of Companies
                           85 Kenmount Rd.
                           P.O. Box 8340
                           St. John's, Nfld.
                           A1B 3N7
                           Also Director of various companies

John S. Hunkin             Chairman and Chief Executive Officer
                           Chairman and Chief Executive Officer,
                           Canadian Imperial Bank of Commerce
                           Also Director of various companies

Marie- Josee Kravis        Senior Fellow, Hudson Institute Inc.
                           (an economics research institute)
                           Hudson Institute Inc.
                           625 Park Avenue
                           New York, N.Y.10021
                           Also Director of various companies

W. Darcy McKeough         Chairman, McKeough Supply Inc.
                          (a wholesale plumbing and heating company);
                          Chairman and President, McKeough Investments Ltd.
                          30 Dover St.
                          Chatham, Ont.
                          N7L 1S6
                          Also Director of various companies

Arnold Naimark            Principal, Naimark Consulting
                          730 William Avenue, Suite 230
                          Winnipeg, Man.
                          R3E 3J7
                          Also Director of various companies

Michael E. J. Phelps      Chairman and Chief Executive Officer,
                          Westcoast Energy Inc. (a diversified energy company)
                          1333 West Georgia Street
                          Vancouver, B.C.V6E 3K9
                          Also Director of various companies

Charles Sirois            Chairman and Chief executive Officer,
                          Telesystem Ltd. (a private holding company)
                          1000, rue de La Gauchetiere ouest, 25th Flr.
                          Montreal, Quebec
                          H3B 4W5
                          Also Director of various companies

Stephen G. Snyder         President and Chief Executive Officer, TransAlta
                          Corporation
                          (an energy company)
                          110-12th Avenue S.W.
                          Box 1900, Station M
                          Calgary, Alberta
                          T2P 2M1
                          Also Director of various companies

W. Galen Weston           Chairman of George Weston Limited (a food and
                          merchandising company), and Chairman, Loblaw
                          Companies Limited
                          22 St. Clair Avenue East
                          Toronto, Ont.
                          M4T 2S3
                          Also Director of various companies

Executive Officers Who Are Not Directors
-----------------------------------------

W. C. Fox                 Vice-Chairman, Treasury and Balance Sheet Management,
                          Canadian Imperial Bank of Commerce

D. J. Kassie              Vice-Chairman, CIBC World Markets Inc.

I. David Marshall         Vice-Chairman, Electronic Commerce Technology &
                          Operations, Canadian Imperial Bank of Commerce

G. T. McCaughey           Senior Executive Vice-President, Wealth Management,
                          Canadian Imperial Bank of Commerce

B. M. Cassidy             Senior Executive Vice President,
                          Canadian Imperial Bank of Commerce

R. A. Lalonde             Senior Executive Vice President,
                          Canadian Imperial Bank of Commerce

R. M. Mark                Senior Executive Vice President,
                          Canadian Imperial Bank of Commerce

Michael Pederson          Senior Executive Vice President,
                          Retail and Small Business Banking,
                          Canadian Imperial Bank of Commerce

Richard E. Venn           Senior Executive Vice President,
                          Canadian Imperial Bank of Commerce